Exhibit 18.1

July 10, 2012

The Board of Directors

6922767 Holding S.à.r. l. (‘the Company’)

13-15 Avenue de la Liberté

L-1931 Luxembourg

Dear Sirs:

Note 2 of the notes to the Consolidated Financial Statements of 6922767 Holding S.à.r.l. included in the Annual Report on Form 10-K for CHC Helicopter S.A. for the year ended April 30, 2012 describes a change in the date of the Company’s annual goodwill and indefinite lived intangible asset impairment tests from the last day of the fourth quarter to the first day of the fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that the change in the impairment testing date is to an acceptable alternative which, based on your business judgment to make this change this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Chartered Accountants

Vancouver, Canada